1The following principal investment strategy for Strategic Advisers Value Fund took effect April 08, 2010:

The fund employs a multi-manager and a fund of funds investment structure pursuant to which Strategic Advisers allocates the fund's assets among sub-advisers whose investment approaches seek to identify undervalued securities. and underlying funds. Strategic Advisers may allocate the fund's assets among any number of sub-advisers or underlying funds at any time, but does not have minimum or maximum limitations with respect to allocations of the fund's assets at any time.

Strategic Advisers invests primarily in securities of companies with large market capitalizations, either through a sub-adviser or through shares of underlying funds that invest primarily in securities of companies with large market capitalizations. Although a universal definition of large market capitalization companies does not exist, for purposes of this fund, the fund generally defines large market capitalization companies as those companies with market capitalizations similar to those of companies included in the Russell 1000 Value Index. A company's market capitalization is based on its current market capitalization or its market capitalization at the time of the fund's investment. The size of the companies in the index changes with market conditions and the composition of the index.

Strategic Advisers pursues a disciplined, benchmark-driven approach to portfolio construction, and monitors and adjusts allocations to underlying funds and sub-advisers as necessary to attempt to control overall fund risk and pursue appropriate returns.

When determining how to allocate the fund's assets among underlying funds, Strategic Advisers relies on both proprietary fundamental and quantitative fund research in its fund selection process. Factors considered when investing in underlying funds include fund performance, a fund manager's experience and investment style, fund company infrastructure, and fund characteristics such as expense ratio, asset size, and portfolio turnover.

The fund may invest in a combination of underlying funds composed of Fidelity equity funds and non-affiliated equity funds that participate in Fidelity's FundsNetwork and non-affiliated ETFs. Underlying funds include both funds managed by Fidelity Management & Research Company (an affiliated company that, together with Strategic Advisers, is part of Fidelity Investments) and funds managed by investment advisers other than Fidelity. The non-affiliated underlying funds pay Fidelity service fees that typically are at an annual rate of up to 0.40% of a fund's average daily net assets attributable to purchases through Fidelity's FundsNetwork, though such fees may be higher or lower, or change on a per position basis, in some cases. In addition, the fund may invest in ETFs in transactions not occurring through Fidelity's FundsNetwork.

Like all mutual funds, the underlying funds will incur fund expenses, which may include management fees, 12b-1 fees, and other expenses. The underlying funds may also charge redemption fees, sales loads, exchange fees, administrative fees, or other fees in addition to fund expenses. Any such fees will be payable by the fund, not by Strategic Advisers, although Strategic Advisers or one of its affiliates may choose to reimburse the fees if they are not waived by the underlying funds. The fund itself reserves the right to impose redemption fees in the future.

When determining how to allocate the fund's assets among sub-advisers, Strategic Advisers considers a variety of factors, including, but not limited to, a sub-adviser's investment approach, portfolio characteristics, total assets of the fund and performance patterns in different market environments. While each sub-adviser's security selection criteria are unique, each sub-adviser to whom an allocation has been made purchases securities of companies deemed by such sub-adviser to have positive characteristics.

Each sub-adviser normally invests its portion of the fund's assets primarily in securities of companies with large market capitalizations.

Each sub-adviser invests its portion of the fund's assets primarily in common stocks. Each sub-adviser invests in securities of companies with broad value characteristics (stocks of these companies are often called "value" stocks).

Each sub-adviser may invest its portion of the fund's assets in securities of foreign issuers, some of which may be located in emerging market countries, in addition to securities of domestic issuers.

Each sub-adviser may invest its portion of the fund's assets in REITs. A REIT is a company that owns and generally operates income producing properties or finances real estate transactions. Sub-advisers may use both quantitative and fundamental analysis to select investments.

As an alternative to holding foreign securities directly, each sub-adviser fund may invest in U.S. dollar-denominated securities of foreign companies that trade on U.S. exchanges or in the over-the-counter markets (including depositary receipts, which evidence ownership in underlying foreign stocks.)

Because the fund is considered non-diversified, the fund may invest a significant percentage of the fund's assets in a single issuer or a single fund.